PRUDENTIAL INDEX SERIES FUND
                                   (the Fund)


               AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

      The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and expense allocation of each class of shares in the Fund. Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees. The Fund currently offers Class I and Class Z Shares.


                              CLASS CHARACTERISTICS

CLASS A SHARES:         Class A shares are subject to a high initial sales
                        charge and a distribution and/or service fee pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed .30 of 1% per annum of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors.

CLASS B SHARES:         Class B shares are not subject to an initial sales
                        charge but are subject to a high contingent deferred sales charge (declining from 5% to zero over a six-year period) which will be imposed on certain redemptions and a Rule 12b-1 fee not to exceed 1% per annum of the average daily net assets of the class.
                        The contingent deferred sales charge is waived for certain eligible investors. Class B shares automatically convert to Class A shares approximately seven years after purchase.

CLASS C SHARES:         Class C shares issued before October 28, 1998 are not
                        subject to an initial sales charge but are subject to a 1% contingent deferred sales charge which will be imposed on certain redemptions within the first 12 month after purchase and a Rule 12b-1 fee not to exceed 1% per annum of the average daily net assets of the class. Class C shares issued on or after October 28, 1998 are subject to a low initial sales charge and a 1% contingent deferred sales charge which will be imposed on certain redemptions within the first 18 months after purchase and a Rule 12b-1 fee not to exceed 1% per annum of the average daily net assets of the class.



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Class Z SHARES:         Class Z shares are not subject to either an initial or
                        contingent deferred sales charge, nor are they subject to any Rule 12b-1 fee.

Class I SHARES:         Class I shares are not subject to either an initial or
                        contingent deferred sales charge nor are they subject to any Rule 12b-1 fee. Class I shares are subject to nominal transfer agency fees or expenses.

                         INCOME AND EXPENSE ALLOCATIONS

      Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class of the Fund will be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

                           DIVIDENDS AND DISTRIBUTIONS

      Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class of the Fund may be different from that paid by another class of the Fund because of Rule 12b-1 fees and other expenses borne exclusively by that class.

                               EXCHANGE PRIVILEGE

      Holders of Class A Shares, Class B Shares, Class C Shares, Class Z Shares and Class I Shares shall have such exchange privileges as set forth in the Fund's current prospectus. Exchange privileges may vary among classes and among holders of a Class.

                               CONVERSION FEATURES

      Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. Conversions will be effected at relative net asset value without the imposition of any additional sales charge.

                                     GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Trustees, including a majority of the independent Trustees, shall take such action as is


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      reasonably necessary to eliminate any such conflicts that may develop.
      Prudential Investments Fund Management LLC, the Fund's Manager, will be responsible for reporting any potential or existing conflicts to the Trustees.

C. For purposes of expressing an opinion on the financial statements of each Portfolio of the Fund, the methodology and procedures for calculating the net asset value and dividends/distributions of the Fund's several classes and the proper allocation of income and expenses among such classes will be examined annually by the Fund's independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants.



Date:  February 19, 1997

Amended:  June 1, 1998




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